Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 30, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015- Completion of acquisition of Nicotinell® and related brands

This is further to our intimation dated June 26, 2024, on the acquisition, by our wholly-owned subsidiary Dr. Reddy’s Laboratories SA, Switzerland, of Haleon plc's global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy (“NRT”) category outside of the United States, through the purchase of shares of Northstar Switzerland SARL (“Northstar Switzerland”), a Haleon group company. We would like to inform you that acquisition has now been completed, and the Company has made payment of upfront cash consideration of GBP 458 million. Further, as part of this acquisition, Northstar Switzerland along with its wholly owned subsidiaries North Star OpCo Limited (United Kingdom) and North Star Sweden AB (Sweden) are now wholly-owned step-down subsidiaries of the Company with effect from September 30, 2024.

Our acquired portfolio consists of Nicotinell, a global leader in the NRT category with an extensive footprint in over 30 countries spanning Europe, Asia including Japan, and Latin America, and local market-leading brand names of the product – Nicabate in Australia, Thrive in Canada, and Habitrol in New Zealand and Canada. The portfolio is inclusive of all formats such as lozenge, patch, gum as well as pipeline products, in all applicable global markets outside of the United States. Nicotinell is the second biggest brand globally (excluding the United States) in the NRT category. NRT is recommended by the ‘World Health Organization Model List of Essential Medicines’ for nicotine use disorders. The acquisition of this global portfolio of consumer healthcare products is a significant and logical extension of the Company’s efforts in consumer healthcare (nutrition and OTC wellness) in recent years, and of its purpose of ‘Good Health Can’t Wait’. The Company has been steadily building its OTC presence in various markets and investing in its capabilities, including a recent joint venture with Nestlé India. As a business, consumer healthcare is a growing and sustainable business with favourable long-term trends. This acquisition is an ideal anchor to continue to build the company’s global consumer healthcare OTC business.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, have already been made available vide the ‘Annexure A’ of our intimation dated June 26, 2024.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR